Exhibit 99.2

STUDENT TRANSPORTATION INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with the financial statements and footnotes for the period ended March 31, 2016. These financial statements can be found on SEDAR at www.sedar.com. As an SEC issuer (as defined under applicable Canadian securities laws), Student Transportation Inc.’s financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The information in this Management’s Discussion and Analysis of the Financial Condition and Results of Operations is effective May 11, 2016. Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is also available on SEDAR at www.sedar.com.

All references to “$” or “US$” are to U.S. dollars and all references to “Cdn $” are to Canadian dollars. All references to the Company are to either Student Transportation Inc. or to STI and its subsidiaries, as the context requires. Unless the context requires otherwise, references to years are to the Company’s fiscal year ended June 30.

Forward-Looking Statements

Certain statements in this Management’s Discussion and Analysis (“MD&A”), including without limitation in the sections of this MD&A entitled “Results of Operations”, “Liquidity and Capital Resources” and “Subsequent Events” are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding the Company’s revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Actual results may vary from the forward-looking statements. Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to and incorporated by reference under the heading “Risk Factors” such as an inability to control the Company’s operating expenses, significant capital expenditures, the Company’s ability to retain or renew its customer contracts, find suitable business for acquisition and identify conversion opportunities and win bid contracts on profitable terms, the Company’s consolidated indebtedness and restrictive covenants related thereto, the Company’s ability to make payments on its convertible debentures, the Company’s acquisition strategy, increased industry competition and consolidation, reliance on certain key personnel, the possibility that a greater number of employees will join unions, rising insurance costs, a lack of insurance coverage for certain losses, new governmental laws and regulations, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds, the termination of certain of the Company’s contracts for reasons beyond management’s control, uncertain risks associated with the Company’s oil and gas operations, the Company’s status as a public company, foreign private issuer and emerging growth company status for U.S. federal securities law purposes, reduced spending by school districts and governmental agencies, terrorism attacks, man-made or natural disasters , cyber terrorism and data security breeches and risks related to the Company’s capital structure. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.

General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario. STI, together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI, the “Issuer”), initially issued income participating securities (“IPSs”) pursuant to the Issuer’s initial public offering in December 2004 (the “IPS Offering”). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC. On December 21, 2009, the Company redeemed the remaining 14% subordinated notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.

STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Three common shares (and with the previously outstanding Class B Series Two common shares “Class B common shares”) of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan. STI currently holds a 98.1% interest in STA Holdings as at March 31, 2016, through its ownership of the Class A shares of STA Holdings. The Company also owns 100% of the outstanding shares of Parkview Transit Inc. (“Parkview Transit”). STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

On July 13, 2011, the Company filed a Form 40-F registration statement with the United States Securities and Exchange Commission (the “SEC”) and a listing application with the NASDAQ-OMX, both in connection with the Company’s initial US listing of its common stock on the NASDAQ Global Select Market.

On September 1, 2011 the NASDAQ-OMX formally approved the Company’s listing application, and on September 2, 2011, the SEC formally declared effective the Company’s Form 40-F registration statement. As such, the Company became a “foreign private issuer” under applicable U.S. federal securities laws. On September 6, 2011, the Company’s common shares commenced trading on the NASDAQ Global Select Market under the trading symbol STB. The Company’s common stock and convertible debentures continue to be listed on the Toronto Stock Exchange.

Convertible Debentures

On June 21, 2010, STI closed its offering of Cdn$ 6.75% convertible subordinated unsecured debentures (the “Cdn$ 6.75% Convertible Debentures”) due June 30, 2015, at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50.0 million) (see “Liquidity and Capital Resource-Convertible Debentures”). The Company repaid the remaining Cdn$ 6.75% Convertible Debentures at June 30, 2015, as discussed below.

On June 7, 2011, the Company issued US$ 6.25% convertible subordinated unsecured debentures (the “US$ 6.25% Convertible Debentures”) due June 30, 2018, at a price of US $1,000 per debenture, for total gross proceeds of $60.0 million.

On November 12, 2013, the Company closed its offering of Cdn$ 6.25% convertible subordinated unsecured debentures due June 30, 2019 (the “Cdn$ 6.25% Convertible Debentures”), at a price of Cdn $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million).

The Cdn$ 6.75% Convertible Debentures, which were repaid June 30, 2015, the US$ 6.25% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”. During fiscal year 2015, Cdn$ 0.1 million of the Company’s Cdn$ 6.75% Convertible Debentures were converted into 18,342 shares of common stock. The remaining Cdn$ 6.75% Convertible Debentures were repaid on June 30, 2015, (see “Liquidity and Capital Resource-Convertible Debentures”). The net proceeds from the issuances of the Convertible Debentures were used to repay indebtedness under the senior credit facilities, which provided additional borrowing capacity, and for general corporate purposes.

Each outstanding Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of US $9.50 per common share (the “US$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 105.2632 common shares for each US $1,000 principal amount of US$ 6.25% Convertible Debentures and at a conversion price of Cdn $9.05 per common share (the “Cdn$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 110.4972 common shares for each Cdn $1,000 principal amount of Cdn$ 6.25% Convertible Debentures.

The US$ 6.25% Convertible Debentures were not redeemable prior to June 30, 2014. The Company has the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days’ prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the US$ 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity, the Company will have the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Cdn$ 6.25% Convertible Debentures are not redeemable prior to June 30, 2017. The Company will have the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price. After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole by issuing and delivering common shares for each US $1,000 principal amount of the US$ 6.25% Convertible Debentures and for each Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

Dividend Reinvestment Plan

The Company established a dividend reinvestment plan (the “Plan”) in May 2009 to enable eligible shareholders of the Company to reinvest dividends on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the Canadian dollar closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount and converted into U.S. dollars at the daily Bank of Canada noon exchange rate posted on the last trading day of such 5 trading day period. Pursuant to the Plan, the Company issued 894,233 common shares during the nine months ended March 31, 2016, which represent non-cash dividends having a value of $3.6 million. The Plan can be amended, suspended or terminated at any time, but such action would have no retroactive effect that would prejudice the interests of any participants.

Equity Incentive Plan – Class B Shares

The shareholders of the Company approved the EIP adoption and the initial allotment of Class B common shares available for issuance under the EIP by STA Holdings in December 2005. In November 2008 and November 2012, additional Class B common share allotments for issuance under the EIP were also approved by shareholders. Historically, Class B Series Two common shares were issued pursuant to the EIP while the Company was under the IPS structure, with Class B Series Three common shares utilized for share grants subsequent to March 2010 as the Company converted out of the IPS structure with the redemption of the Subordinated Notes earlier in Fiscal 2010. The Class B common shares are accounted for as a liability upon issuance, as a result of a put option they contain.

In May 2015, the Company redeemed all of the remaining Class B Series Two common shares by exchanging the outstanding Class B Series Two common shares for Class B Series Three common shares, based on the fair market value of each class of shares. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.

Class B common shares granted are fully vested on the grant date. These shares are classified as a liability upon issuance, as a result of the put option they contain and re-measured at fair value at the end of each reporting period. The Company recorded an expense of $1.7 million and income of $2.0 million for the nine months ended March 31, 2016 and 2015, respectively, associated with the change in fair value on the Class B common shares, which are recorded as a component of other expense (income), in the consolidated statement of operations. The Company recorded $0.6 million and $0.7 million in dividend payments for the nine months ended March 31, 2016 and 2015, respectively, which are recorded as a component of other expense (income), in the consolidated statement of operations.

During the nine months ended March 31, 2016, STA Holdings granted 1,022,258 Class B Series Three common shares pursuant to the EIP. The Company recognized $4.0 million in non-cash stock-based compensation expense related to these grants during the nine months ended March 31, 2016. In connection with these grants, 417,238 shares were withheld at the election of the participants to satisfy income tax withholdings. In addition, pursuant to the liquidity provision of the EIP plan, 61,431 Class B Series Three common shares were “put” back to the Company, having a fair value of $0.3 million during the nine months ended March 31, 2016. The total number of Class B Series Three common shares outstanding as at March 31, 2016 was 2,134,800. The fair value of the Class B Series Three common shares outstanding at March 31, 2016 represented a liability of $11.1 million, of which $8.3 million was recorded in other current liabilities and represented the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance was recorded in Class B Series Three common share liability.

During the nine months ended March 31, 2015, STA Holdings granted 663,620 Class B Series Three common shares pursuant to the EIP. The Company recognized $4.2 million in non-cash stock-based compensation expense related to these grants during the nine months ended March 31, 2015. In connection with these grants, 236,241 shares were withheld at the election of the participants to satisfy income tax withholdings. In addition, pursuant to the liquidity provision of the EIP plan, 271,483 Class B Series Three common shares were “put” back to the Company, having a fair value of $1.7 million during the nine months ended March 31, 2015. The total number of Class B Series Three common shares outstanding as at March 31, 2015 was 1,561,738. The fair value of the Class B Series Three common shares outstanding at March 31, 2015 represented a liability of $8.5 million, of which $6.1 million was recorded in other current liabilities and represented the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance was recorded in Class B Series Three common share liability.

STI Common Shares

The Company renewed its normal course issuer bid (“NCIB”) on October 21, 2015. Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to 8,403,185 Common Shares in the twelve month period commencing October 26, 2015 and ending on October 26, 2016, subject to the Company’s senior debt agreement requirements. During the nine months ended March 31, 2016, the Company repurchased a combined total of 575,226 shares with a value of $2.3 million, under both the previous and the renewed NCIB. During the nine months ended March 31, 2015, the Company repurchased 73,083 with a value of approximately $0.4 million under the NCIB that was in effect at the time, (see “Liquidity and Capital Resources-Subsequent Events”).

On March 6, 2015, the Company issued 11,983,000 common shares pursuant to a bought deal for total gross cash proceeds of $69.1 million (Cdn $86.3 million) (the “2015 Bought Deal”). The net proceeds of $66.7 million (Cdn $ 83.2 million) after commission and fees, were used to redeem the remaining $40.1 million in principal amount of Cdn$ 6.75% Convertible Debentures, with the balance used to pay down debt on the Company’s senior credit facility.

On May 8, 2015, the Board of Directors of the Company approved a change in the currency of the monthly dividend from Canadian dollars to U.S dollars, effective July 1, 2015, with the first U.S. dollar dividend payable August 17, 2015 to shareholders of record on July 31, 2015.

Results of Operations ($ in 000’s, except per share data)

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s seasonality, fuel prices, currency and leasing alternatives. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2016	2015	2016	2015

Revenues	$173,241	$156,314	$434,004	$402,297
Costs and expenses
Cost of operations	127,775	118,935	334,772	314,429
General and administrative	16,954	14,090	46,125	41,217
Non-cash stock compensation	983	1,231	3,967	4,170
Acquisition expense	192	-	192	3
Depreciation and depletion expense	14,345	14,268	33,727	33,454
Amortization expense	782	797	2,360	2,431
Impairment of oil and gas assets	-	-	1,200	-
Total operating expenses	161,031	149,321	422,343	395,704

Income from operations	12,210	6,993	11,661	6,593
Interest expense	3,833	4,328	10,821	13,165
Foreign currency loss (gain)	561	(482)	1,287	(378)
Unrealized loss on foreign currency exchange contracts	-	1,528	-	1,970
Non-cash loss (gain) on US$ 6.25% Convertible
Debentures conversion feature	291	4	286	(219)
Other expense ( income), net	1,351	(1,216)	(330)	(2,745)
Income (loss) before income taxes and equity in net (loss)
income of unconsolidated investment	6,174	2,831	(403)	(5,200)
Equity in net (loss) income of unconsolidated investment	(36)	25	(11)	25
Income tax expense (benefit)	2,369	963	(173)	(1,850)

Net income (loss)	$3,769	$1,893	$(241)	$(3,325)
Basic and diluted net income(loss) per common share	$0.04	$0.02	$0.00	$(0.04)

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is minimal school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond with the vehicles’ usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company’s senior credit facility and through operating lease financings.

Recent Market Fuel Price Trends

There has been a significant decrease in market fuel prices over the last twelve to eighteen months in North America. The price of fuel in March 2016 was approximately $37 per barrel compared to approximately $50 per barrel in March 2015 and approximately $106 per barrel in June 2014. In connection with the fuel exposure under the school district contracts, approximately 60% of such contracts include some form of fuel mitigation in connection with market fuel price increases, with approximately half of that reflecting the outright purchase of fuel by school district customers, while we look to lock in an additional 20% of total fuel exposure with fixed price contracts. The final 20% of total fuel exposure is fully subject to market price variations.

The Company is exposed to changes in the market price of fuel on our school transportation contracts in the ordinary course of business. The Company continues to have fuel mitigation features in approximately 60% of its school transportation revenue contracts that provide some measure of protection against market fuel price increases, ranging from the outright purchase of fuel by school districts to fuel reimbursements associated with fuel price caps / collars and fuel escalators. So while the Company is still exposed to some price risk under some of these fuel mitigation features when market fuel prices increase, it also benefits to some extent with a decline in market fuel prices as well.

In addition to the contract mitigation features related to fuel in the revenue contracts, over the last several years the Company also endeavored to lock in an approximate 20% of its fuel exposure by entering into fixed price contracts with its fuel vendors on an annual basis, with the final approximate 20% of fuel exposure at risk and fully subject to market price fluctuations. The Company started to lock in the 20% of fuel exposure for fiscal 2016 in October through December 2014, when the price of fuel was approximately $60 per barrel. Those lock-ins under fixed price contracts have lowered the diesel price per gallon by approximately 21% and the propane price per gallon by approximately 25%, compared to fiscal 2015, for the portion of the Company’s fuel that was locked in. In August 2014, the Company entered into fixed price contracts with fuel vendors to cover the approximate 20% of fuel exposure for fiscal year 2015. As such, the fixed price contracts for fiscal year 2015 reflected lock-in prices from the August 2014 time period, prior to the substantial market fuel price declines experienced in the November 2014 and December 2014 time periods. The Company has benefited from the continued market fuel price declines on the final 20% of fuel exposure fully subject to market price fluctuations.

In connection with the annual fixed price contracts for approximately 20% of the fuel exposure the Company endeavors to lock in annually, based on the continued decline in market fuel prices through the current date discussed above, the Company has secured some fixed price contracts for fiscal year 2017. In August and November 2015 the Company locked in approximately 15% of fuel exposure for the 2017 fiscal year.

Foreign Currency Translation Impacts on Financial Reporting

The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. The Company’s reported results have been negatively impacted by the recent weakening of the Canadian dollar in connection with the translation of the Canadian operations into U.S. dollar. These negative impacts are purely financial statement reporting impacts and have no effect on the Company’s Canadian dollar operating results. The results of the Company’s Canadian operations (revenues and expenses) are translated into U.S. dollars using the average exchange rate during the period. The average Canadian dollar / U.S. dollar exchange rates for the nine months ended March 31, 2016 and 2015 were 1.3390 and 1.1549, respectively. Revenue for the nine months ended March 31, 2016 was negatively impacted by approximately $6.6 million as compared to the nine months ended March 31, 2015 and operating loss was negatively impacted by $0.1 million for the nine months ended March 31, 2016 as compared to the nine months ended March 31, 2015 related to the change in exchange rates between the Canadian dollar and the U.S. dollar.

Managed and Leased Fleet Business

The Company’s school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In addition, since the fiscal year 2007 the Company has financed a portion of its growth and replacement school vehicles through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. While the current lease of vehicles is an attractive alternative to purchasing due to the low cost of financing, it effectively accelerates expense recognition as lease payments are expensed over the six year lease term to a residual value in the 25% to 30% range, as compared to purchased vehicles, which would be depreciated over a period of nine years to 11 years. Such accelerated expense recognition over the six year lease term results in an option value that benefits the Company upon the potential purchase of vehicles at the residual value at the end of the lease term or the sale of such vehicles at the end of the lease term. Currently, leased and managed buses account for approximately 30% and 5%, respectively, of the Company’s fleet. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

During the fiscal year ended June 30, 2015, the Company entered into additional operating leases with seven major financial institutions to lease approximately $38.7 million in replacement school vehicles and $38.3 million in growth school vehicles for the 2014-2015 school year. The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%. Annual lease payments on these additional leases will approximate $11.2 million per year for the term of the leases.

During the nine months ended March 31, 2016, the Company entered into additional operating leases with ten major financial institutions to lease approximately $57.5 million in replacement school vehicles and $14.7 million in growth school vehicles for the 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.6% to 4.2%. Annual lease payments on these additional leases will approximate $10.2 million per year for the term of the leases.

Oil and Gas Interests

In January 2008, the Company closed the acquisition (the “Canadex Acquisition”) of all of the outstanding stock of Canadex Resources Limited (“Canadex”). Canadex was a transportation and energy company consisting of two separate business segments. The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States. The interests in oil and gas properties are held through Canadex’s wholly owned subsidiary, Canadex Resources Inc. (“CRI”). CRI invests as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates. It holds junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States. Approximately 70% of these wells produce natural gas. CRI’s co-investments with a range of operators provide flexibility to exploit a variety of exploration and development opportunities. The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator. Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit Inc., which is a direct subsidiary of the Company.

The Company’s oil and gas revenues, on an annual basis, are approximately one half of one percent of consolidated Company revenues. The recent decline in market fuel prices discussed above has impacted CRI’s operating results and has put downward pressure on the reserves estimates of CRI’s oil and gas wells. On at least a quarterly basis, or as indicators of impairment are present, the Company performs an impairment analysis for its oil and gas assets (the “ceiling test”). Under US GAAP, the ceiling test requires the Company to use tax effected discount cash flows using a present value technique. The pricing assumption used in each ceiling test is defined as the twelve month average of realized prices for the current quarter end period. As both oil and natural gas prices have continued to decline over the last twelve to eighteen months (an indication of impairment) the results of the ceiling test led the Company to record a non-cash impairment charge of $1.2 million in the second quarter of fiscal 2016. Subsequent changes in the estimates of discounted cash flows and/or the pricing assumptions used in the ceiling test could result in further impairment in the future.

Three months ended March 31, 2016 Compared to Three months ended March 31, 2015

The Company’s core business is school bus transportation. As a result of the Canadex Acquisition, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately one-half of one percent of the Company’s revenue on an annual basis.

The consolidated results for the third quarter of fiscal year 2016 include $0.3 million in oil and gas revenue, $0.4 million in related cost of operations and $0.3 million in depletion expense. The consolidated results for the third quarter of fiscal year 2015 include $0.3 million in oil and gas revenue, $0.3 million in related cost of operations and $0.3 million in depletion expense. The revenue reduction for the third quarter of fiscal year 2016 compared to the third quarter of fiscal year 2015 was due to a reduction in both price and production, primarily related to the recent decline in fuel market prices.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment. Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the third quarter of fiscal year 2016 were $173.0 million compared to $156.0 million for the third quarter of fiscal year 2015, representing an increase of $17.0 million, or 10.9%. Revenue for the third quarter of fiscal year 2016 was negatively impacted by approximately $1.9 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the third quarter of fiscal year 2015 to the third quarter of fiscal year 2016 in connection with the translation of the Company’s Canadian operations into U.S. dollars. In the first quarter of fiscal year 2016, the Company started operations on eleven new bid contracts (three of which were tuck-ins to existing locations) and completed the acquisitions of two transportation consulting and management service firms in the third quarter of fiscal year 2016.. The Company did not renew four contracts for the fiscal year 2016.

The new bid-in contracts for fiscal year 2016 and the two acquisitions completed in third quarter of fiscal year 2016 , accounted for $12.6 million in new business growth in the third quarter of fiscal year 2016, which was partially offset by a $0.7 million revenue reduction resulting from the four contracts not renewed. The remaining $7.0 million increase in revenues resulted primarily from net increases in service requirements of existing contracts and contract rate increases.

Cost of Operations: Cost of operations for school bus transportation for the third quarter of fiscal year 2016 was $127.4 million as compared to $118.6 million for the third quarter of fiscal year 2015, representing an increase of $8.8 million or 7.4%. The new bid-in contracts for fiscal year 2016 along with the two acquisitions completed in the third quarter of fiscal year 2016, accounted for $7.2 million of the total increase in cost of operations which was partially offset by a $0.6 million reduction resulting from the four contracts not renewed. The remaining $2.2 million increase in cost of operations, net of new business and contracts not renewed for the third quarter of fiscal year 2016, resulted primarily from, an increase in salaries and wages, operating costs and insurance, partially offset by decrease in fuel expense. Salaries and wages, net of new business for the third quarter of fiscal year 2016, increased by $3.1 million due primarily to higher driver wages, maintenance wages and safety wages. As a percentage of revenue, driver wages increased to 34.5% in the third quarter of fiscal year 2016 from 34.1% in the third quarter of fiscal year 2015. Maintenance wages increased to 3.7% from 3.6%, and safety wages increased to 0.9% from 0.7% both in the third quarter of fiscal year 2016 compared to the third quarter of fiscal year 2015. Operating expenses, net of new business for the third quarter of fiscal year 2016, increased $1.6 million due primarily to an additional year of vehicle leasing costs. Insurance costs, net of new business for the third quarter of fiscal year 2016, increased $0.4 million primarily due to unfavorable liability insurance claims development. As a percentage of revenue, insurance costs increased to 3.5% from 3.4% in the third quarter of fiscal year 2016 compared to the third quarter of fiscal year 2015. Fuel expense, net of new business for the third quarter of fiscal year 2016, decreased $2.9 million, primarily related to lower market prices. As a percentage of revenue, fuel decreased to 5.4% in the third quarter of fiscal year 2016 from 7.4% in the third quarter of fiscal year 2015.

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General and Administrative Expense: General and administrative expense for school bus transportation for the third quarter of fiscal year 2016 was $16.9 million compared to $14.0 million for the third quarter of fiscal year 2015, an increase of $2.9 million or 20.7%. As a percentage of revenue, total general and administrative expense increased to 9.8% of revenue in the third quarter of fiscal year 2016 from 9.0% in the third quarter of fiscal year 2015. The increase in general and administrative expenses is primarily due to the bid- in contracts completed during first three months of fiscal year 2016 along with the two acquisitions completed in third quarter of fiscal year 2016, as well as increased administrative compensation costs.

Non-cash Stock Compensation: Non-cash stock compensation expense for school bus transportation for the third quarter of fiscal year 2016 was $1.0 million. The non-cash compensation expense was related to the issuance of 308,919 Class B Series Three common shares of STA Holdings in the third quarter of fiscal year 2016. Non-cash stock compensation expense for the third quarter of fiscal year 2015 was $1.2 million. The non-cash compensation expense was related to the issuance of 200,518 Class B Series Three common shares of STA Holdings in the third quarter of fiscal year 2015.

Acquisition Expense: Acquisition expense for the third quarter of fiscal year 2016 was $0.2 million in connection with the acquisition of the two transportation consulting and management services firms. The Company did not incur any acquisition expense for school bus transportation for the third quarter of fiscal year 2015, as there were no acquisitions completed. Acquisition expenses related to transaction costs associated with acquisitions are expensed as incurred under US GAAP.

Depreciation Expense: Depreciation expense for school bus transportation for the third quarter of fiscal year 2016 was $14.1 million compared to $14.0 million for the third quarter of fiscal year 2015. As a percentage of revenue, depreciation expense decreased to 8.1% for the third quarter of fiscal year 2016 from 8.9% for the third quarter of fiscal year 2015.

Amortization Expense: Amortization expense for school bus transportation was $0.8 million for both the third quarter of fiscal year 2016 and the third quarter of fiscal year 2015. As a percentage of revenue, amortization expense remained the same at 0.5% for both the third quarter of fiscal year 2016 and the third quarter of fiscal year 2015.

Income from Operations: Income from operations for school bus transportation was $12.6 million for the third quarter of fiscal year 2016 compared to $7.30 million for the third quarter of fiscal year 2015. The increase in income from operations of $5.3 million resulted from the operating line items discussed above and reflects a net negative impact of $0.3 million in exchange rates between the Canadian dollar and the US dollar from the third quarter of fiscal year 2015 compared to the third quarter of fiscal year 2016 in connection with the translation of the Company’s Canadian operations into US dollars.

Interest Expense: Interest expense for the third quarter of fiscal year 2016 was $3.8 million compared to $4.3 million for the third quarter of fiscal year 2015. The decrease in interest expense of $0.5 million was due to a decrease in both the average debt outstanding and in the weighted average interest rate, for the third quarter of fiscal year 2016, compared to the third quarter of fiscal year 2015.

Foreign Currency Loss (Gain): Foreign currency loss for the third quarter of fiscal year 2016 totaled $0.5 million compared to a gain $0.5 million for the third quarter of fiscal year 2015. The increase in the foreign currency loss of $1.0 million results primarily from the losses realized upon the translation of the Company’s dividends into US dollars for the third quarter of fiscal year 2016.

Unrealized Loss on Foreign Currency Exchange Contracts: The Company liquidated the outstanding foreign currency exchange contracts in the fourth quarter of fiscal 2015 in connection with the change in currency of the dividend payment to U.S. dollars. The unrealized loss on foreign currency exchange contracts was $1.5 million for the third quarter of fiscal year 2015.

Non-cash Loss on US$ 6.25% Convertible Debentures Conversion Feature: Non-cash loss on the US$ 6.25% Convertible Debentures conversion feature was $0.3 million for the third quarter of fiscal year 2016 compared to a non-cash loss of four thousand dollars in the third quarter of fiscal year 2015. The decrease in the loss of $0.3 million was related to the change in fair value of the embedded conversion feature derivative associated with STI’s issuance of the U.S. dollar denominated US$ 6.25% Convertible Debentures. The conversion feature on STI’s US$ 6.25% Convertible Debentures provides that the U.S. dollar denominated debentures can be converted at a U.S. dollar denominated strike price into common shares of the Issuer, a Canadian functional currency entity. Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Other Expense (Income), Net: Other expense for the third quarter of fiscal year 2016 totaled $1.3 million compared to income of $1.2 million for the third quarter of fiscal year 2015. The decrease in other income of $2.5 million was primarily due to an decrease of $5.0 million associated with the change in fair value on the Class B common shares partially offset by an increase in gain on sale of $1.1 million and an increase in unrealized gains on foreign currency translations of $1.2 million for the third quarter of fiscal 2016 compared to the third quarter of fiscal 2015.

Income before Income Taxes and Equity in Net Loss of Unconsolidated Investment: Income before income taxes and Equity in Net Loss of Unconsolidated Investment was $6.2 million for the third quarter of fiscal year 2016 compared to $2.8 million for the third quarter of fiscal year 2015. The increase in the income of $3.4 million resulted primarily from an increase in the income from operations of the school bus transportation segment of $5.3 million, a decrease in unrealized losses on foreign currency exchange contracts of $1.5 million and a decrease in interest expense of $0.5 million partially offset by a decrease in other income of $2.5 million, an increase in the foreign currency loss of $1.0 million, a increase in the non-cash loss on the US$ 6.25% Convertible Debenture Feature of $0.3 million and an increase in the operating loss from the Company’s oil and gas portfolio of $0.1 million.

Equity in Net Loss of Unconsolidated Investment: The Equity in Net Loss of unconsolidated investments of thirty six thousand dollars represents the Company’s share of the earnings of a transportation consulting and management services firm, an investment which the Company completed in the third quarter of fiscal year 2015 (see “Liquidity and Capital Resource-Acquisitions and Investments”). The Company purchased the remaining portion of the transportation consulting and management service firm during the third quarter of fiscal year 2016.

Net Income: Net Income for the Company for the third quarter of fiscal year 2016 totaled $3.8 million, which included an income tax expense of $2.4 million. Net income for the third quarter of fiscal year 2015 amounted to $1.9 million, which included an income tax expense of $1.0 million. The effective tax rates for the third quarter of fiscal year 2016 and the third quarter of fiscal year 2015 were 38.6% and 33.7%, respectively. The increase in the quarter over quarter effective tax rate was primarily due to the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s income before income taxes resulting from the operations in each country. Basic and diluted net income per common share was $0.04 for the third quarter of fiscal year 2016 compared to $0.02 for the third quarter of fiscal year 2015.

Nine months ended March 31, 2016 Compared to Nine months ended March 31, 2015

The Company’s core business is school bus transportation. As a result of the Canadex Acquisition, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately one-half of one percent of the Company’s revenue on an annual basis.

The consolidated results for the first nine months of fiscal year 2016 include $1.1 million in oil and gas revenue, $1.2 million in related cost of operations, $0.1 million in general and administrative expense, $0.9 million in depletion expense and a $1.2 million non-cash impairment charge on the oil and gas assets as a result of the continued decline in fuel market prices. The consolidated results for the first nine months of fiscal year 2015 include $2.4 million in oil and gas revenue, $1.7 million in related cost of operations, $0.2 million in general and administrative expense and $0.8 million in depletion expense. The revenue reduction for the first nine months of fiscal year 2016 compared to the first nine months of fiscal year 2015 was due to a reduction in both price and production, primarily related to the recent decline in fuel market prices.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment. Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the first nine months of fiscal year 2016 were $432.9 million compared to $399.9 million for the first nine months of fiscal year 2015, representing an increase of $33.0 million, or 8.3%. Revenue for the first nine months of fiscal year 2016 was negatively impacted by approximately $6.6 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the first nine months of fiscal year 2015 compared to the first nine months of fiscal year 2016 in connection with the translation of the Company’s Canadian operations into U.S. dollars. In the first nine months of fiscal year 2016, the Company started operations on eleven new bid contracts (three of which were tuck-ins to existing locations), completed two acquisitions in the third quarter of fiscal year 2016 and continued operations on a bid contract which started in the third quarter of fiscal year 2015. The Company did not renew four contracts for the fiscal year 2016.

The new bid-in contracts for fiscal year 2016, the two acquisitions completed in the third quarter of fiscal year 2016 and the bid in contract which started in the third quarter of fiscal year 2015 accounted for $30.7 million in new business growth in the first nine months of fiscal year 2016, which was partially offset by a $1.7 million revenue reduction resulting from the four contracts not renewed. The remaining $10.6 million increase in revenues resulted primarily from net increases in service requirements of existing contracts and contract rate increases.

Cost of Operations: Cost of operations for school bus transportation for the first nine months of fiscal year 2016 was $333.5 million as compared to $312.7 million for the first nine months of fiscal year 2015, representing an increase of $20.8 million or 6.7%. The new bid-in contracts for fiscal year 2016 along with the two acquisitions completed in the third quarter of fiscal year 2016, accounted for $20.1 million of the total increase in cost of operations which was partially offset by a $1.6 million reduction resulting from the four contracts not renewed. The remaining $2.3 million increase in cost of operations, net of new business and contracts not renewed for the third quarter of fiscal year 2016, resulted primarily from an increases in salaries and wages, operating expenses, insurance, and fringe benefits, partially offset by a decrease in fuel expense and maintenance costs. Salaries and wages, net of new business for the first nine months of fiscal year 2016, increased by $4.1 million related primarily to higher driver, maintenance and safety wages. As a percentage of revenue, driver wages increased to 35.3% in the first nine months of fiscal year 2016 from 35.1% in the first nine months of fiscal year 2015. As a percentage of revenue, maintenance wages increased to 4.3% from 4.1%, and safety wages increased to 1.0% from 0.9% both in the first nine months of fiscal year 2016 compared to the first nine months of fiscal year 2015. Operating expenses, net of new business for the first nine months of fiscal year 2016, increased $4.2 million due primarily to an additional year of vehicle leasing costs. Insurance costs, net of new business for the first nine months of fiscal year 2016, increased $2.6 million primarily due to unfavorable liability insurance claims development. As a percentage of revenue, insurance costs increased to 4.1% from 3.5% in the first nine months of fiscal year 2016 compared to the first nine months of fiscal year 2015. Fringe benefits, net of new business for the first nine months of fiscal year 2016, increased $1.1 million due mostly to unfavorable claims experience in workers compensation and higher medical insurance costs. Fringe benefits increased as a percentage of revenue to 9.8% in the first nine months of fiscal year 2016 from 9.6% in the first nine months of fiscal year 2015. Maintenance expense, net of new business for the first nine months of fiscal year 2016, decreased $1.6 million due primarily to lower net parts and tire expense. Maintenance expense decreased as a percentage of revenue to 4.6% in the first nine months of fiscal year 2016 from 5.1% in the first nine months of fiscal year 2015. Fuel expense, net of new business for the first nine months of fiscal year 2016, decreased $8.1 million, primarily related to lower market prices. As a percentage of revenue, fuel decreased to 5.4% in the first nine months of fiscal year 2016 from 7.5% in the first nine months of fiscal year 2015.

General and Administrative Expense: General and administrative expense for school bus transportation for the first nine months of fiscal year 2016 was $46.0 million compared to $41.0 million for the first nine months of fiscal year 2015, an increase of $5.0 million or 12.2%. As a percentage of revenue, total general and administrative expense increased to 10.6% of revenue in the first nine months of fiscal year 2016 from 10.3% in the first nine months of fiscal year 2015. The increase in general and administrative expenses is primarily due to the bid- in contracts completed during first three months of fiscal year 2016 along with the two acquisitions completed in third quarter of fiscal year 2016, as well as increased administrative compensation costs.

Non-cash Stock Compensation: Non-cash stock compensation expense for school bus transportation for the first nine months of fiscal year 2016 was $4.0 million. The non-cash compensation expense was related to the issuance of 1,022,258 Class B Series Three common shares of STA Holdings in the first nine months of fiscal year 2016. Non-cash stock compensation expense for the first nine months of fiscal year 2015 was $4.2 million. The non-cash compensation expense was related to the issuance of 663,620 Class B Series Three common shares of STA Holdings in the first nine months of fiscal year 2015.

Acquisition Expense: Acquisition expense for the first nine months of fiscal year 2016 was $0.2 million in connection with the acquisition of the two transportation consulting and management services firms. Acquisition expenses related to transaction costs associated with acquisitions are expensed as incurred under US GAAP.

Depreciation Expense: Depreciation expense for school bus transportation for the first nine months of fiscal year 2016 was $32.8 million compared to $32.6 million for the first nine months of fiscal year 2015. As a percentage of revenue, depreciation expense decreased to 7.6% for the first nine months of fiscal year 2016 from 8.1% for the first nine months of fiscal year 2015.

Amortization Expense: Amortization expense for school bus transportation was $2.4 million for both the first nine months of fiscal year 2016 and the first nine months of fiscal year 2015. As a percentage of revenue, amortization expense decreased to 0.5% for the first nine months of fiscal year 2016 from 0.6% for the first nine months of fiscal year 2015.

Income from Operations: Income from operations for school bus transportation was $14.1 million for the first nine months of fiscal year 2016 compared to income from operations of $6.9 million for the first nine months of fiscal year 2015. The increase in the income from operations of $7.2 million resulted from the operating line items discussed above and reflects a net negative impact of $0.1 million in exchange rates between the Canadian dollar and the US dollar from the first nine months of fiscal year 2015 compared to the first nine months of fiscal year 2016 in connection with the translation of the Company’s Canadian operations into US dollars.

Interest Expense: Interest expense for the first nine months of fiscal year 2016 was $10.8 million compared to $13.2 million for the first nine months of fiscal year 2015. The decrease in interest expense of $2.4 million was due to a decrease in both the average debt outstanding and in the weighted average interest rate, for the first nine months of fiscal year 2016, compared to the first nine months of fiscal year 2015.

Foreign Currency Loss (Gain): Foreign currency loss for the first nine months of fiscal year 2016 totaled $1.3 million compared to a foreign currency gain of $0.4 million for the first nine months of fiscal year 2015. The increase in the foreign currency loss of $1.7 million results primarily from the losses realized upon the translation of the Company’s dividends into US dollars for the first nine months of fiscal year 2016.

Unrealized Loss on Foreign Currency Exchange Contracts: The Company liquidated the outstanding foreign currency exchange contracts in the fourth quarter of fiscal 2015 in connection with the change in currency of the dividend payment to U.S. dollars. The unrealized loss on foreign currency exchange contracts was $1.9 million for the first nine months of fiscal year 2015.

Non-cash Loss (Gain) on US$ 6.25% Convertible Debentures Conversion Feature: Non-cash loss on the US$ 6.25% Convertible Debentures conversion feature was $0.3 million for the first nine months of fiscal year 2016 compared to a non-cash gain of $0.2 million dollars in the first nine months of fiscal year 2015. The increase in the loss of $0.5 million was related to the change in fair value of the embedded conversion feature derivative associated with STI’s issuance of the U.S. dollar denominated US$ 6.25% Convertible Debentures. The conversion feature on STI’s US$ 6.25% Convertible Debentures provides that the U.S. dollar denominated debentures can be converted at a U.S. dollar denominated strike price into common shares of the Issuer, a Canadian functional currency entity. Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Other Income, Net: Other income totaled $0.3 million for the first nine months of fiscal year 2016 compared to other income of $2.7 million for first nine months of fiscal year 2015. The decrease in other income of $2.4 million was a result of a decrease of $3.8 million associated with the change in fair value on the Class B common shares offset by a $0.8 million higher gain on sale of assets combined with an increase in unrealized gains on foreign currency translations for the first nine months of fiscal year 2016 compared to the first nine months of fiscal 2015.

Loss before Income Taxes and Equity in Net Income (Loss) of Unconsolidated Investment: Loss before Income Taxes and Equity in Net (Loss) Income of Unconsolidated Investment was $0.4 million for the first nine months of fiscal year 2016 compared to $5.2 million for the first nine months of fiscal year 2015. The decrease in the loss of $4.8 million resulted primarily from an increase in the income from operations of the school bus transportation segment of $7.2 million, a decrease in interest expense of $2.4 million and a decrease in unrealized losses on foreign currency exchange contracts of $1.9 million partially offset by an increase in the operating loss from the Company’s oil and gas portfolio of $2.1 million, a decrease in other income of $2.4 million, an increase in the foreign currency loss of $1.7 million and a decrease in the non-cash gain on the US$ 6.25% Convertible Debenture Conversion Feature of $0.5 million.

Equity in Net (Loss) Income of Unconsolidated Investment: The Equity in Net Loss of unconsolidated investments of eleven thousand dollars represents the Company’s share of the losses of a transportation consulting and management services firm, (prior to purchasing the remaining portion) an investment which the Company completed in the third quarter of fiscal year 2015 (see “Liquidity and Capital Resource-Acquisitions and Investments”). The Company purchased the remaining portion of the transportation consulting and management service firm during the third quarter of fiscal year 2016.

Net Loss: Net loss for the Company for the first nine months of fiscal year 2016 totaled $0.2 million, which included an income tax benefit of $0.2 million. Net loss for the first nine months of fiscal year 2015 amounted to $3.3 million, which included an income tax benefit of $1.9 million. The effective tax rates for the first nine months of fiscal year 2016 and the first nine months of fiscal year 2015 were 41.8% and 35.7%, respectively. The increase in the effective tax rate quarter over quarter was due primarily mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s loss before income taxes resulting from the operations in each country. Basic and diluted net loss per common share was $0.00 for the first nine months of fiscal year 2016 compared to a net loss per common share of $0.04 for the first nine months of fiscal year 2015.

Liquidity and Capital Resources

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s ability to renew or refinance its various loan facilities as they become due. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

General

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by a combination of borrowings on the Company’s senior credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with operating lease financing and cash flow from operations. As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis.

During the nine months ended March 31, 2016, net cash provided by operations totaled $25.7 million, which reflects a $13.3 million use of cash for net working capital. Net cash taxes refunded during the nine months ended March 31, 2016 amounted to $0.2 million, which includes refunds of prior year’s tax payments. The Company’s investing activities for the nine months ended March 31, 2016 resulted in a use of cash of $61.2 million. Included in these investing activities were, (i) capital expenditures related to the new bid contracts for fiscal year 2016 of $49.1 million (which includes $0.4 million for oil & gas investments in new wells), (ii) $7.7 million in capital expenditures related to replacement capital spending, (iii) $1.5 million in proceeds from sale of equipment and (iv) $5.9 million in funding for the two acquisitions that closed in the third quarter of the fiscal year. The Company’s financing activities for the nine months ended March 31, 2016 represented a source of cash of $34.3 million. Included in these financing activities were (i) $162.7 million in credit agreement borrowings and $97.5 million in credit agreement repayments, (ii) $28.2 million in dividend payments made, (iii) $0.3 million in payments to repurchase Class B common shares, (iv) $2.3 million in payments to repurchase common stock and (v) $0.1 million in financing fees.

Loan Facilities

On August 19, 2014, the Company amended its Third Amended and Restated Credit Agreement (as amended the “Credit Agreement”). The amendment increased commitments to $225.0 million from the previous commitments of $165.0 million, extended the $100.0 million accordion feature and extended the maturity date of the Credit Agreement to August 19, 2019, or if earlier, 90 days prior to the maturity of the Senior Secured Notes, as defined below. The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The current commitments at March 31, 2016 include a US $180.0 million loan facility and a Cdn $45.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts

Borrowings under the Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Credit Agreement. Base Rate Loans bear interest at the base rate, as defined in the Credit Agreement (3.50% at March 31, 2016), plus the applicable margin, which ranges from 0.50% to 1.25% depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Credit Agreement (0.432900% at March 31, 2016), plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings’ senior leverage ratio on the pricing date.

On November 10, 2011, the Company rolled over and extended the maturity of the $35 million Senior Secured Notes (as defined below) for a five year term. The Senior Secured Notes now reflect a fixed coupon of 4.246% and a maturity date of November 10, 2016. In December 2006, the Company initially issued the senior secured notes (the “Senior Secured Notes”) under a note purchase agreement (the “Note Purchase Agreement”) with two Canadian insurance companies. The Senior Secured Notes consisted of $35.0 million of five year, fixed rate senior secured notes at an original coupon of 5.941%. The Senior Secured Notes rank pari passu with borrowings under the Credit Agreement.

Borrowings under the Credit Agreement are collateralized by the unencumbered assets of Parkview Transit, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries and by Parkview Transit. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its U.S. subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its U.S. subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings’ U.S. subsidiaries.

At March 31, 2016, debt outstanding under the Credit Agreement and Senior Secured Notes totaled $115.4 million and $35.0 million, respectively. At March 31, 2016, the Company had approximately $105.5 million in borrowing availability under the loan facilities, subject to continued covenant compliance, of the Credit Agreement (excluding the $100.0 million accordion feature in additional commitments the Company may request under the Credit Agreement). In addition, at March 31, 2016, outstanding debt included approximately $117.3 million in Convertible Debentures. The Credit Agreement currently has a five year term with a maturity date of August 19, 2019 or if earlier, 90 days prior to the maturity of the Senior Secured Notes. The Note Purchase Agreement has a five year term with a maturity date of November 10, 2016.

Convertible Debentures

During the fiscal years ended June 30, 2010, 2011 and 2014, STI closed the Convertible Debentures offerings and on December 21, 2009, the Company redeemed for cash all of the outstanding 14% subordinated notes of STA ULC as discussed above under the heading “General”.

The Cdn$ 6.75% Convertible Debentures had a five year term, were denominated in Canadian dollars, and were due and payable on June 30, 2015. During fiscal year 2015, Cdn $0.1 million of the Company’s Cdn$ 6.75% Convertible Debentures were converted into 18,342 shares of common stock. On June 30, 2015, the Company repaid upon maturity the remaining Cdn $49.9 million in principal amount of Cdn$ 6.75% Convertible Debentures for US$ 40.1 million in cash. The US$ 6.25% Convertible Debentures have a seven year term, are denominated in U.S. dollars, are due and payable on June 30, 2018, and are callable by the Company beginning in July 2014 if certain conditions noted above, are met. The Company did not redeem and none of the holders have converted any of the US$ 6.25% Convertible Debentures as of March 31, 2016. The Cdn$ 6.25% Convertible Debentures have a five and a half year term, are denominated in Canadian dollars, are due and payable on June 30, 2019, and are callable by the Company beginning in July 2017, if certain conditions noted above, are met. None of the holders have converted any of the Cdn$ 6.25% Convertible Debentures as of March 31, 2016.

The functional currency of STI is the Canadian dollar. The Cdn$ 6.75% Convertible Debentures were and the Cdn$ 6.25% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity. The US$ 6.25% Convertible Debentures of STI are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations. On April 1, 2013, the Company put in place an intercompany loan associated with the payments of proceeds on the US$ 6.25% Convertible Debentures by STI to STA Holdings. This intercompany loan is denominated in U.S. dollars, bears interest at a rate of 6.25% per annum and has a set maturity date of June 30, 2018. As such, this intercompany loan is considered a short-term intercompany loan (as the loan is for a definite term), and unrealized gains or losses on re-measurement of the STI intercompany loan receivable are considered transaction gains or losses as STI’s functional currency is the Canadian dollar and are included in the consolidated statement of operations. The re-measurement gains and losses resulting from this intercompany loan offset re-measurement gains and losses resulting from the US$ 6.25% Convertible Debentures in the consolidated statement of operations.

The Company expects to be able to repay, renew or refinance its various loan facilities and Convertible Debentures as they become due with other long term financing options (see “Forward-Looking Statements”).

Leasing Arrangements

During the fiscal year ended June 30, 2015, the Company entered into additional operating leases with seven major financial institutions to lease approximately $38.7 million in replacement school vehicles and $38.3 million in growth school vehicles for the 2014-2015 school year. The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%. Annual lease payments on these additional leases will approximate $11.2 million per year for the term of the leases.

During the nine months ended March 31, 2016, the Company entered into additional operating leases with ten major financial institutions to lease approximately $57.5 million in replacement school vehicles and $14.7 million in growth school vehicles for the 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.6% to 4.2%. Annual lease payments on these additional leases will approximate $10.2 million per year for the term of the leases.

Acquisitions and Investments

On December 5, 2014 the Company acquired certain assets and a contract of Dalton Bus Lines in Ontario, Canada, for approximately $0.4 million. Earnings of the acquired company were included in the Company’s results of operations from the acquisition date.

On March 11, 2015 a wholly-owned subsidiary of the Company made a non-controlling investment in a transportation consulting and management services firm for cash consideration of $1.7 million. The Company has accounted for this investment under the equity method, in accordance with ASC- 323, Investments-Equity Method and Joint Ventures.

During January and February 2016, a wholly-owned subsidiary of the Company purchased the remaining interest in the transportation consulting and management services firm and acquired a second consulting services firm.  Combined, total consideration for both firms approximated $7.2 million, consisting of $5.9 million in cash, $1.0 million in common stock and $0.3 million in deferred purchase price.  The Company had previously invested $1.7 million in March 2015, to acquire a non-controlling interest in the first transportation consulting and management service firm as discussed above.  Earnings of the acquired companies were included in the Company’s results of operations from the acquisition dates.

The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our Credit Facility and the potential additional issuance of common shares and debt securities (see “Forward-Looking Statements”).

Fuel Prices

The Company operates a fleet of approximately 13,000 vehicles as at March 31, 2016 and consumes substantial amounts of fuel for its operations. While the Company currently has fuel mitigation features in approximately 60% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. As noted above, the Company also endeavors to lock in an additional 20% of its fuel exposure with fixed rate contracts, while the final 20% of fuel exposure is fully subject to market price variations. The Company, for fiscal year 2015, entered into fixed price contracts, in August of that fiscal year with fuel suppliers to cover the approximately 20% of its fuel exposure, prior to the decline in market prices that occurred in the October through December period of fiscal year 2015. For fiscal year 2016, the Company entered into fixed price contracts with fuel vendors starting in October 2014 (the period of fiscal 2015 when market prices started to decline), for the approximately 20% of its fuel exposure locked in for fiscal year 2016. In August and November 2015, the Company locked in approximately 15% of its fuel exposure for fiscal year 2017.

Segment Information ($ in 000’s)

As a result of the Canadex Acquisition, the Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests in the United States.

	For the three months ended	For the three months ended	For the nine months ended	For the nine months ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Revenue
Transportation	$172,996	$155,967	$432,947	$399,888
Oil and gas	245	347	1,057	2,409
	$173,241	$156,314	$434,004	$402,297
Operating earnings (losses)
Transportation	$12,619	$7,337	$14,081	$6,914
Oil and gas	(409)	(344)	(2,420)	(321)
	12,210	6,993	11,661	6,593
Unallocated expenses	6,072	4,137	12,075	11,768
Income tax expense (benefit)	2,369	963	(173)	(1,850)
Net income (loss)	$3,769	$1,893	$(241)	$(3,325)

	As at	As at
	March 31, 2016	June 30, 2015
Total Assets
Transportation	$560,255	$527,291
Oil and gas	6,606	8,636
	$566,861	$535,927

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of March 31, 2016 and the related payment by period due.

Maturities of long-term debt are as follows ($ in 000’s):

	Third
	Amended		Senior
	Credit	Convertible	Secured
	Facility	Debentures	Notes	Total
Year ending June 30,
2016 (4/1/16-6/30/16)	$-	$-	$-	$-
2017	-	-	35,000	35,000
2018	-	59,590	-	59,590
2019	115,400	57,750	-	173,150
2020	-	-	-	-
thereafter	-	-	-	-
	$115,400	$117,340	$35,000	$267,740

The maturity date of the Credit Agreement was extended by amendment in August 2014 to August 19, 2019 or if earlier, 90 days prior to the maturity of the Senior Secured Notes.

The following table represents future minimum rental payments and operating lease payments under non-cancelable operating leases as at March 31, 2016 ($ in 000’s):

	Operating	Vehicle
	Leases	Leases	Total
Year ending June 30,
2016 (4/1/16-6/30/16)	$3,824	$11,352	$15,176
2017	11,504	35,231	46,735
2018	8,935	32,036	40,971
2019	6,669	27,760	34,429
2020	3,314	21,552	24,866
2021 and thereafter	3,543	10,633	14,176
Total minimum payments	$37,789	$138,564	$176,353

If the operating leases for vehicles were treated as capital leases, the senior debt and total debt would approximate $361.9 million and $479.2 million, respectively as at March 31, 2016. Further, the senior debt to EBITDA ratio (as defined in the Credit Agreement and adjusted for capitalization of vehicle leases) would increase 1.6:1, and the total debt to EBITDA ratio would increase 1.1:1.

Outstanding Share Data

As at March 31, 2016, the Company had 96,769,684 issued and outstanding common shares, US $60.0 million principal amount of US$ 6.25% Convertible Debentures convertible into approximately 6.3 million common shares and Cdn $75.0 million principal amount of Cdn$ 6.25% Convertible Debentures convertible into approximately 8.3 million common shares. There are no preferred shares issued and outstanding. (See “Liquidity and Capital Resource-Convertible Debentures” and “Subsequent Events”).

Quantitative and Qualitative Disclosures About Market Risk

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s anticipated dividends. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

In the normal course of business, the Company is exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the first nine months of fiscal year 2016, there have been no other material changes to the Company’s exposure to the above-mentioned market risks during the first nine months of fiscal year 2016.

As at March 31, 2016, the Company’s material variable rate borrowings included the outstanding borrowings under the Credit Agreement. As at March 31, 2016, the Company had $115.4 million in outstanding indebtedness under the Credit Agreement. The Company has an interest rate swap in place for a notional amount of $50.0 million to swap the variable rate to a fixed rate for $50.0 million in borrowings under the Credit Agreement. (See “Liquidity and Capital Resource-Convertible Debentures”). A 100 basis point change in interest rates, applied to these net borrowings as at March 31, 2016 would result in approximately a $0.7 million annual change in interest expense and a corresponding change in cash flow.

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of the Cdn$ 6.25% Convertible Debentures upon maturity. The Company uses its cash flows from its Canadian operations to partially mitigate the exchange risk on the Convertible Debenture interest payments.

The Company is also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation of the impact of fuel price volatility on the Company’s results, approximately 60% of the Company’s revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. The Company, for fiscal year 2015, entered into fixed price contracts, in August of that fiscal year with fuel suppliers to cover the approximately 20% of its fuel exposure, prior to the decline in market prices that occurred in the October through December period of fiscal year 2015. For fiscal year 2016, the Company entered into fixed price contracts with fuel vendors starting in October 2014 (the period of fiscal 2015 when market prices started to decline), for the approximately 20% of its fuel exposure locked in for fiscal year 2016. In August and November 2015, the Company locked in approximately 15% of its fuel exposure for fiscal year 2017.

Summary of Quarterly Results ($ in 000’s, except per share data)

	4th Qtr	1st Qtr	2nd Qtr	3nd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr
	2014	2015	2015	2015	2015	2016	2016	2016

Revenues	$142,567	$88,532	$157,451	$156,314	$152,454	$93,383	$167,380	$173,241
Net income (loss)	$4,707	$(8,755)	$3,537	$1,893	$6,480	$(9,543)	$6,017	$3,769
Net income (loss) per share	$0.06	$(0.11)	$0.04	$0.02	$0.07	$(0.10)	$0.06	$0.04

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is minimal school bus transportation revenue during this period. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond to the vehicle’s usage.

Internal Controls over Financial Reporting

We have evaluated our internal controls over financial reporting and determined that no changes were made in the Company’s internal controls over financial reporting during the six months ended March 31, 2016, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Management is, however, continually monitoring and seeking to improve the Company’s infrastructure and controls.

Transactions with Related Parties

The Company utilized a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provided consulting services to the Company, assisting with fleet valuations in its acquisition efforts. The transportation equipment dealer was a company controlled by a family member of the Company’s Chairman and CEO. Beginning in fiscal year 2015, the fleet procurement and disposal services were provided for an annual fee including a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum. Prior to fiscal year 2015, these services were provided on a non-contractual basis. The Company paid the transportation equipment dealer $0.5 million for the nine months ended March 31, 2015. In April 2015, the Company terminated the agreement and began to perform these services directly with internal resources.

These transactions were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s EIP and lease payments. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

On April 11, 2016 the Company acquired and cancelled the 5.0 million shares held by SNCF-Participations (“SNCF-P”), formerly the Company’s largest shareholder for approximately $23.5 million. The sale by SNCF-P was part of their previously announced strategy to divest a group of transportation and logistics companies considered as “non-core assets” in their investment portfolio.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events. Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Goodwill and Indefinite Lived- Intangibles. Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

When assessing goodwill impairment, the Company may at its option perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying value. If the Company does not choose to perform a qualitative assessment, a two step impairment test is required. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess.

Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate.

Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful life of two to five years.

Impairment of Long-Lived Assets. Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. The Company’s insurance reserves reflect the estimated deductible amounts the Company is responsible for under the workers’ compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, the actuarial development of claims to their select ultimate, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience and development.

Stock Based Compensation. The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. These shares are accounted for as a liability upon issuance and re-measured at fair value on a quarterly basis. Changes in fair value are recorded in the Consolidated Statement of Operations.

The Class B common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. The Class B Series Three common shares put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put. Stock based compensation expense associated with the issuance of Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Income Taxes. Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Accounting for Derivatives and Hedging Activities. The Company records its derivatives at fair value on the balance sheet, which requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the statement of operations or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Foreign Currency Translation: Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI, STA ULC and the Company’s Canadian operations is the Canadian dollar. The functional currency of the Company’s operations in the United States is the U.S. dollar. The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, STA ULC and the Company’s Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders’ equity. The Cdn$ 6.75% Convertible Debentures were and the Cdn$ 6.25% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity. The US$ 6.25% Convertible Debentures of STI are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.

Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Loss as incurred.

Oil and Gas Reserve Estimates. Estimates of oil and gas reserves in the consolidated financial statements are prepared through reserve engineering, which is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geographical, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

The Company’s reserve information is based on estimates prepared by independent oil and gas industry consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions such as projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which may differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net oil and gas revenues should not be assumed to be the current market value of the Company’s estimated oil and gas reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations. Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of oil and gas depreciation and depletion.

A downward revision in the reserve estimate could result in a higher depreciation and depletion charge to earnings. In addition, if the net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be written off as an expense charged against earnings.

Asset Retirement Obligations. The asset retirement obligation provision recorded in the consolidated financial statements is based on estimates of total costs for future restoration and abandonment of oil and natural gas wells and facilities, as well as estimates of when these costs will occur. The estimates are based on the Company’s net ownership interest in the wells. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Risk Factors

A discussion of general and specific risk factors that could affect our financial performance is found under the heading “Risk Factors” in our “Annual Information Form” for the fiscal year ended June 30, 2015, which is available on SEDAR at www.sedar.com and which section is incorporated herein by reference.